SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 3)*
Immersion Corporation
 (Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
452521107
 (CUSIP Number)
William C. Martin
Ten Princeton Avenue, P.O. Box 228
Rocky Hill, New Jersey 08553
(609) 357-1870

Christopher P. Davis, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 15, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Raging Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,779,346
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,779,346
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,779,346
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON IA

1.	NAMES OF REPORTING PERSONS William C. Martin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,779,346
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,779,346
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,779,346
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON HC

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
The first paragraph of Item 3 is hereby amended and restated in its entirety as follows:

The aggregate purchase price of the 4,779,346 Shares owned directly by Raging Master is approximately $38,514,757, not including brokerage commissions.  Such Shares were acquired with the working capital of Raging Master.

Item 5.	Interest in Securities of the Issuer.
Items 5(a)-(c) are hereby amended and restated in their entirety as follows:
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 29,251,243 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 27, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.
Raging Capital
(a)	As of the date hereof, Raging Capital may be deemed to beneficially own 4,779,346 shares of Common Stock by virtue of its relationship with Raging Master discussed in detail in Item 2.
Percentage: Approximately 16.3%
(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,779,346
3. Sole power to dispose or direct the disposition: 0
 4. Shared power to dispose or direct the disposition: 4,779,346

Mr. Martin
(a)	As of close of the date hereof, Mr. Martin may be deemed to beneficially own 4,779,346 shares of Common Stock by virtue of his relationship with Raging Master discussed in detail in Item 2.
Percentage: Approximately 16.3%
(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  4,779,346
3. Sole power to dispose or direct the disposition: 0
 4. Shared power to dispose or direct the disposition: 4,779,346

(c) Except as set forth on Schedule 1 hereto, none of the Reporting Persons nor Raging Master have entered into any transactions in the Shares during the past sixty days.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  December 19, 2017
RAGING CAPITAL MANAGEMENT LLC
By:

By:	/s/ Kenneth Traub
Name: Kenneth Traub
Title: Managing Partner

/s/ Kenneth Traub
Kenneth Traub, as attorney-in-fact for William C. Martin

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share[1]

Raging Capital Master Fund, Ltd.
12/11/2017	Common Stock	50,000.00	$7.0834
12/11/2017	Common Stock	10,000.00	$7.0400
12/11/2017	Common Stock	26,000.00	$7.1065
12/12/2017	Common Stock	40,077.00	$7.0419
12/13/2017	Common Stock	14,800.00	$6.9464
12/13/2017	Common Stock	28,400.00	$6.945
12/14/2017	Common Stock	5,000.00	$6.8800
12/14/2017	Common Stock	40,796.00	$6.6957
12/15/2017	Common Stock	237,370.00	$6.4873

1 Not including any brokerage fees.